

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2020

Michael Panosian
Chief Executive Officer
ToughBuilt Industries, Inc
25371 Commercentre Drive, Suite 200
Lake Forest, CA 92630

Re: ToughBuilt Industries, Inc
Registration Statement on Form S-1
Filed April 8, 2020
File No. 333-237606

Dear Mr. Panosian:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing